Blue Fashion Corp.

2780 So. Jones Blvd. #3752

Las Vegas, Nevada 89146

August 22, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Larry Spirgel

Tel: (202) 551-3810

Re:

Acceleration of Effective Date

Blue Fashion Corp.

Registration on Form S-1

File Number 333-188119

Dear Mr. Spirgel:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Blue Fashion Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 10 am on Tuesday, August 27, 2013, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Bojana Banjac
Bojana Banjac
President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer (principal executive officer and principal financial and accounting officer) and Director